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                            June 15, 2021

       Paddy Spence
       Chief Executive Officer
       Zevia PBC
       15821 Ventura Blvd., Suite 145
       Encino, CA 91436

                                                        Re: Zevia PBC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 4,
2021
                                                            CIK 0001854139

       Dear Mr. Spence:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       General

   1. We note your responses to our comments on the Tax Receivable Agreement. Please provide more prominent
disclosure of the Tax Receivable Agreement and the economics benefits that it
confers to the Direct Zevia Stockholders ensuring that your revised disclosure addresses
the shift in cash flows from public shareholders to the pre-IPO owners. To the extent
practicable, please disclose how the estimated annual payments to
                                                        Direct Zevia
Stockholders under the agreement correlate to your revenue so that investors can understand how much
of your revenue is being redirected to the pre-IPO owners. We would expect to see the
discussion of the agreement, including the estimated payouts, in
 Paddy Spence
Zevia PBC
June 15, 2021
Page 2
         the forepart of the prospectus as a principal topic in the Prospectus Summary.

       You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNamePaddy Spence                                Sincerely,
Comapany NameZevia PBC
                                                              Division of
Corporation Finance
June 15, 2021 Page 2                                          Office of
Manufacturing
FirstName LastName